SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Immediate Report Announcing the Results of the 2009 Annual General Meeting of Shareholders.

To: Israeli Securities Authority

To: Tel Aviv Stock Exchange

RE.: Immediate Report Announcing the Results of the 2009 Annual General

Meeting of Shareholders

The 2009 Annual General Meeting (the “Meeting”) of shareholders of TAT Technologies Ltd. (the “Company”) was held at the at the offices of Isal Amlat Investment (1993) Ltd., (“Isal Amlat”) 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, on Wednesday, October 28, 2009 at 17:00 pm local time.

Shareholders holding 5,074,339 ordinary shares of the Company, par value of NIS 0.9 per share, were represented in person or by proxy at the Meeting, constituting a quorum.

Discussion and resolutions:

1.	The reelection of Mr. Giora Inbar, to serve as a director, to hold office until our 2010 Annual General Meeting of Shareholders and until his successors is elected and qualified, was approved.

Number of shares voted on the matter – 5,074,089.

Number of shares voted in favor of the resolution – 4,900,819, approximately 96.58% of the total shares voted on the matter.

Number of shares voted against the resolution – 173,270, approximately 3.42% of the total shares voted on the matter.

2.	The reelection of Mr. Eran Saar, to serve as a director, to hold office until our 2010 Annual General Meeting of Shareholders and until his successors is elected and qualified, was approved.

Number of shares voted on the matter – 5,074,089.

Number of shares voted in favor of the resolution – 4,900,319, approximately 96.57% of the total shares voted on the matter.

Number of shares voted against the resolution – 173,770, approximately 3.43% of the total shares voted on the matter.

3.	The reelection of Mr. Jan H. Loeb, to serve as a director, to hold office until our 2010 Annual General Meeting of Shareholders and until his successors is elected and qualified, was approved.

Number of shares voted on the matter – 5,074,089.

Number of shares voted in favor of the resolution – 5,064,276, approximately 99.81% of the total shares voted on the matter.

Number of shares voted against the resolution – 9,822, approximately 0.19% of the total shares voted on the matter.

4.	The reelection of Ms. Daniela Yaron-Zoller, to serve as a director, to hold office until our 2010 Annual General Meeting of Shareholders and until her successors is elected and qualified, was approved.

Number of shares voted on the matter – 5,074,089.

Number of shares voted in favor of the resolution – 5,063,402, approximately 99.78% of the total shares voted on the matter.

Number of shares voted against the resolution – 10,687, approximately 0.22% of the total shares voted on the matter.

5.	The termination of Baker Tilly Virchow Krause, LLP as our independent certified public accountants effective as of the approval by the General Meeting of Shareholders, and the appointment of, Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd as our independent certified public accountants, effective as of the approval by the General Meeting of Shareholders until our 2010 Annual General Meeting of Shareholders, and authorizing our Board of Directors to determine their remuneration in accordance with the volume and nature of their services, was approved.

Number of shares voted on the matter – 5,040,588.

Number of shares voted in favor of the resolution – 4,904,408, approximately 97.29% of the total shares voted on the matter.

Number of shares voted against the resolution – 136,180, approximately 2.71% of the total shares voted on the matter.

6.	Reviewing and discussing the Company’s audited financial statements for the year ended December 31, 2008, and the report of the Board of Directors for such period.

TAT Technologies Ltd.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: October 28, 2009